CANARY WHARF
G R O U P P L C


03032827

82-4997

JRG/AM/2717
08 October 2003

SUPPL


SEC MAIL PROCESSING
RECEIVED
OCT 14 2003
WASH. D.C. 187 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of notification of directors interests and to a letting. We also enclose two copies of our Annual Report and Financial Statements for the year ended 30 June 2003.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

J R Garwood
Group Company Secretary

dlw 10/27

Canary Wharf Group - Holding(s) in Company

RNS Number:6656Q
Canary Wharf Group PLC
08 October 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 7 October 2003 pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that Deutsche Bank AG and its subsidiary companies had a notifiable material interest in 26,464,089 ordinary shares of the Company (representing 4.52%* of the Company's issued share capital). It was further noted that part of this holding may relate to hedging arrangements for customer transactions.

Note:

*As at 7 October 2003, the Company had an issued share capital of 585,008,225.

Dated:

8 October 2003

Contact for queries:

Anna Marie Holland

020 7537 5396

Company Official making Announcement:

John Garwood

Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAAEPESFDFFE
For more information and to contact AFX: www.afxnews.com and www.afxpress.com

Canary Wharf Group - Director Shareholding

RNS Number:5431Q
Canary Wharf Group PLC
03 October 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

CANARY WHARF GROUP plc

2. Name of director(s)

(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As beneficiaries under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired

(i) 138
(ii) 141
by the named directors

8. Percentage of issued class£

i. 0.000024%
ii. 0.000024%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 1 pence each

12. Price per share

£2.685

13. Date of transaction

3 October 2003

14. Date company informed

3 October 2003

15. Total holding following this notification

 i. A. Peter Anderson 6,091
ii. George Iacobescu 806,496*

16. Total percentage holding of issued class following this notification £

 i. A. Peter Anderson : 0.00104%
ii. George Iacobescu: 0.13786% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 3 October 2003.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries

Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification

John Garwood

Company Secretary

Date of Notification

3 October 2003

www.afxpress.com

Canary Wharf Group - Finance Lease Transaction

RNS Number:3727Q
Canary Wharf Group PLC
30 September 2003

CANARY WHARF GROUP PLC

Finance lease transaction in relation to BP1

Canary Wharf Group plc ("the Group") today announces that it has entered into a finance lease transaction in relation to 1 Churchill Place (BP1), in order to accelerate the refinancing of the building.

Under the terms of the transaction, when BP1 reaches practical completion (scheduled for July 2004), the Group will complete the sale of a leasehold interest (with a term of 999 years less 10 days) in BP1 to a wholly owned subsidiary of Barclays PLC. The Group will then immediately accept a 999 year (less 15 days) lease of BP1 with finance lease rents payable over a 35 year period. The gross amount of such financing is £753.5 million in cash, of which £743.5 million was received today and £10 million is payable upon practical completion. Following completion and the expiry of the 5 month rent free period, an occupational lease rent of £41 per sq. ft. will be payable by Barclays Bank PLC in respect of the property which will secure the finance lease rents. The finance lease rents will be calculated by reference to a notional interest rate of LIBOR plus 90 bps on the notional amount of principal outstanding under the finance lease from time to time.

After repaying the existing construction loan facility in respect of BP1 and providing for the future costs of completing construction there, and after deducting certain other initial costs, expenses and payments associated with the transaction, the transaction is expected to generate approximately £299 million in additional liquidity for the Group. This will be used for general corporate purposes.

The property is presently under construction and was therefore carried at cost of £140 million in the accounts for the year to 30th June 2003. The market value of the property in its partially completed state at that date was £240 million. The transaction will be accounted for as a financing in accordance with current generally accepted accounting practice. Accordingly, it is anticipated that the property will, upon completion, be revalued and reflected in the Group's balance sheet in Investment Properties at its then market value.

Note:

As previously disclosed, 1 Churchill Place (BP1) is a 1 million sq. ft. building currently under construction that has been agreed to be leased to Barclays Bank PLC subject to an option for Barclays Bank PLC to sub-lease back to the Group any space in excess of 650,000 sq. ft..

ENDS